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                 [SOUTHERN PACIFIC RAIL CORPORATION LETTERHEAD]

                                               December 12, 1995

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Southern Pacific Rail Corporation, a Delaware corporation ('SP'), to be held at the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, California, on January 17, 1996 at 10 a.m., local time.

     At this important meeting, you are being asked to consider and vote upon a proposed merger (the 'Merger') of SP and Union Pacific Corporation ('UP'), pursuant to which SP will be merged into Union Pacific Railroad Company ('UPRR'), a wholly owned subsidiary of UP. Pursuant to the Agreement and Plan of Merger, dated as of August 3, 1995, by and among SP, UP, UPRR and UP Acquisition Corporation, a wholly owned subsidiary of UPRR (the 'Merger Agreement'), UP Acquisition Corporation already has purchased 39,034,471 shares of SP common stock (the 'Common Stock' or the 'Shares') (constituting 25% of the outstanding Shares) at a price of $25.00 per Share in cash (the 'Offer Consideration') pursuant to a tender offer (the 'Offer') and deposited such Shares into a voting trust described in the attached Joint Proxy Statement/ Prospectus (the 'Voting Trust').

     In the Merger, each Share will be converted into the right to receive, in accordance with the election to be filed by each stockholder, (i) $25.00 in cash, without interest thereon (the 'Cash Consideration'), (ii) .4065 shares of UP common stock, par value $2.50 per share (the 'UP Common Stock' and, together with the Cash Consideration, the 'Merger Consideration'), or (iii) a combination thereof. As explained more fully in the attached Joint Proxy Statement/Prospectus, the Merger Agreement imposes a limit on the total number of Shares that can be converted into the right to receive cash or UP Common Stock pursuant to the Merger. Specifically, regardless of the number of stockholders who elect to receive cash or UP Common Stock, the number of Shares converted into the right to receive the Cash Consideration in the Merger (together with the Shares already purchased in the Offer) and UP Common Stock in the Merger will equal as nearly as practicable 40% and 60%, respectively, of all outstanding Shares at the time of the Merger. Accordingly, of the Shares outstanding immediately prior to the Merger (other than the Shares previously acquired by UP in the Offer), 20% of such Shares will be acquired for cash and 80% of such Shares will be acquired in exchange for shares of UP Common Stock. In the case of any particular stockholder, depending upon the aggregate number of Shares the holders of which have elected to receive the Cash Consideration or UP Common Stock, as the case may be, that stockholder may not necessarily receive the consideration requested in his or her election. The Joint Proxy Statement/Prospectus describes the procedures under the Merger Agreement that will be used in the event proration with respect to either form of Merger Consideration becomes necessary. Stockholders are encouraged to read the Joint Proxy Statement/Prospectus carefully and in its entirety.

     Your Board of Directors and I believe that the Merger will provide significant benefits to SP and its stockholders. We believe that the Merger will create substantial opportunities for synergies and will allow the combined company to compete more effectively in a marketplace that is becoming increasingly competitive. Those benefits are explained in detail in the attached Joint Proxy Statement/Prospectus, which you should review carefully. The Merger is conditioned upon receipt of Interstate Commerce Commission ('ICC') approval for the transaction without the imposition of conditions that change or disapprove of the Merger Consideration or the transaction structure or impose conditions which would materially and adversely affect the long-term benefits expected to be received by UP from the transactions contemplated by the Merger Agreement. There can be no assurance that the requisite ICC approval will be obtained. In addition, in light of a potentially lengthy ICC approval process, a fixed exchange ratio may prove disadvantageous if during such approval period the shares of UP Common Stock were to decline in value. While the Board of Directors recognizes the uncertainties and length of time attendant to obtaining ICC approval of the Merger, as more fully described in the attached Joint Proxy Statement/Prospectus, because SP stockholders were provided the opportunity to tender their Shares in the Offer and thereby receive a substantial premium for 25% or more of their Shares prior to the receipt of ICC approval, the Board believes the transaction is structured in such a way as to ameliorate these concerns significantly. The

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Merger gives SP's stockholders the opportunity to receive UP Common Stock
(defined below) pursuant to the Merger and thereby participate in the significant synergies expected to be created by the combination of SP with UP and the future growth and profits of the combined company. In addition, Morgan Stanley & Co. Incorporated ('Morgan Stanley'), financial advisor to SP, has delivered its written opinion to the Board of Directors of SP to the effect that, based upon and subject to various considerations and assumptions set forth therein and based upon such other matters as Morgan Stanley considered relevant, the Offer Consideration and the Merger Consideration to be received by the holders of Shares pursuant to the tender offer and the Merger, taken together, is fair from a financial point of view to such holders. For the reasons described in the Joint Proxy Statement/Prospectus, your Board of Directors believes that the Merger is fair to, and in the best interests of, SP and its stockholders and that it will create a stronger, more competitive rail carrier. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

     Neither the Company nor your Board of Directors makes any recommendation as to whether stockholders should elect to receive the Cash Consideration or UP Common Stock in the Merger. Each stockholder must make his or her own decision with respect to such election. If you make no election, you will receive Cash Consideration and/or UP Common Stock in the Merger as described in 'THE MERGER-- Election Procedures.'

     The Merger is conditioned upon, among other things, approval by the ICC. The Merger is expected to be consummated shortly after ICC approval is received and the other conditions to the Merger are satisfied.

     In connection with the Merger Agreement, certain substantial stockholders have entered into agreements with Union Pacific. Each of The Morgan Stanley Leveraged Equity Fund II, L.P. ('MSLEF'), which beneficially owns approximately 5.3% of the outstanding Shares, and Mr. Philip F. Anschutz, The Anschutz Corporation and Anschutz Foundation (collectively, the 'Anschutz Shareholders'), which beneficially own an aggregate of approximately 25.8% of the outstanding Shares, has entered into a Shareholders Agreement with UP, pursuant to which each of MSLEF and the Anschutz Shareholders has agreed to vote all Shares beneficially owned by it in favor of the Merger. The Voting Trust requires the trustee thereunder to vote the 39,034,471 Shares purchased by UP pursuant to the Offer and held in the Voting Trust, representing approximately 25% of the outstanding Shares, in favor of the Merger. AS A RESULT OF THESE AGREEMENTS TO VOTE IN FAVOR OF THE MERGER, A VOTE APPROVING THE MERGER IS ASSURED.

     Attached is a Joint Proxy Statement/Prospectus which will provide you with a detailed description of the terms of the Merger, the tender offer and the transactions contemplated thereby and other important information relating to SP and UP. Please read the Joint Proxy Statement/Prospectus carefully and in its entirety.

     Whether or not you plan to attend the Special Meeting, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE, WHICH REQUIRES NO POSTAGE. Your prompt cooperation is greatly appreciated.

     If you are present at the Special Meeting, you may, of course, withdraw your proxy and vote your shares in person.

                                         Very truly yours,

                                         /s/ Jerry R. Davis

                                         JERRY R. DAVIS
                                         President and Chief
                                         Executive Officer

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